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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Variable Insurance Products Fund VI

Address of Principal Business Office (No. & Street, City, State, Zip Code):

245 Summer Street, Boston, Massachusetts 02210

Telephone Number (including area code): 617-563-7000

Name and address of agent for service of process:

Margaret Carey

245 Summer Street

Boston, MA 02210

_________________________________________________________________________________________

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	[X]	No	[ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 4th day of December 2023.

Variable Insurance Products Fund VI

By:	/s/Heather Bonner	Attest:	/s/Margaret Carey
	Heather Bonner		Margaret Carey
	President and Treasurer		Secretary and Chief Legal Officer